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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        -------------------------------

                                  SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION

          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------

                        SUNGLASS HUT INTERNATIONAL, INC.

                       (Name of Subject Company (Issuer))
                        -------------------------------

                             LUXOTTICA GROUP S.P.A.

                                LUXOTTICA S.P.A.

                            SHADE ACQUISITION CORP.

                      (Names of Filing Persons (Offerors))
                        -------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   86736F106

                     (CUSIP Number of Class of Securities)
                        -------------------------------

                                ROBERTO CHEMELLO

                             LUXOTTICA GROUP S.P.A.

                               PIAZZALE LOTTO, 2

                               MILAN 20148 ITALY

                                (39) 02-499-841

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                        -------------------------------

                                   COPIES TO:

       JONATHAN GOLDSTEIN, ESQ.                       BRUCE E. MACDONOUGH, ESQ.
       DANIEL A. NINIVAGGI, ESQ.                        BRIAN H. BLANEY, ESQ.
           WINSTON & STRAWN                            GREENBERG TRAURIG, LLP
            200 PARK AVENUE                      ONE EAST CAMELBACK ROAD, SUITE 1100
       NEW YORK, NEW YORK 10166                        PHOENIX, ARIZONA 85012
            (212) 294-6700                                 (602) 263-2300

                        -------------------------------

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                         AMOUNT OF FILING FEE
                        $480,993,862                                                    $96,199

* For purposes of calculating the filing fee, the transaction value was calculated on the basis of (i) 40,136,132 shares of common stock of Sunglass Hut International, Inc. (the "Common Stock"), (ii) the tender offer price of $11.50 per share, and (iii) 4,943,599 shares subject to options and warrants to purchase Common Stock at an exercise price of less than $11.50 per share. Based on the foregoing, the transaction value is equal to the sum of
    (i) the product of 40,136,132 shares and $11.50 per share and (ii) the spread (estimated at $3.93 per share) between the weighted average exercise price, as provided by the Company, for 4,943,599 options and warrants and $11.50. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals
    1/50 of 1% of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: None.

    Form or Registration No.: Not Applicable.

    Filing Party: Not Applicable.

    Date Filed: Not Applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Luxottica Group S.p.A., an Italian corporation ("Parent"), Luxottica S.p.A., an Italian corporation and a wholly-owned subsidiary of Parent, and Shade Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of Luxottica S.p.A. ("Purchaser"). This Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, of Sunglass Hut International, Inc., a Florida corporation (the "Company"), at a price per share of $11.50 net to the seller in cash, without interest thereon, subject to reduction only for any federal backup withholding or stock transfer taxes payable by seller.

    The third-party tender offer described above is made upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated
March 5, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The information set forth in (i) the Confidentiality Agreement, dated as of January 31, 2001, by and between Parent and the Company, a copy of which is attached hereto as Exhibit (d)(1), (ii) the Agreement and Plan of Merger, dated as of February 22, 2001, by and among Parent, Purchaser and the Company, a copy of which is attached hereto as Exhibit (d)(2), (iii) the Consulting, Nondisclosure and Noncompetition Agreement, dated as of February 22, 2001, by and among Parent, the Company and James N. Hauslein, a copy of which is attached hereto as Exhibit (d)(3), and (iv) the Schedule 13D dated as of April 19, 2000 of
Leonardo Del Vecchio and La Leonardo Finanziaria S.r.l. filed with the SEC on March 5, 2001, a copy of which is attached hereto as Exhibit (d)(4), is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

    Not Applicable.

ITEM 12. EXHIBITS.

    (a)(1)  Offer to Purchase dated March 5, 2001.*

    (a)(2)  Form of Letter of Transmittal.*

    (a)(3)  Form of Notice of Guaranteed Delivery.*

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

    (a)(7) Joint Press Release issued by Luxottica Group S.p.A. and Sunglass Hut International, Inc. on February 22, 2001, incorporated herein by reference to the Schedule TO filed by Luxottica Group S.p.A. and Shade Acquisition Corp. on February 22, 2001.

    (a)(8)  Form of Summary Advertisement.

    (b)    Not applicable.

    (c)    Not applicable.

    (d)(1) Confidentiality Agreement, dated as of January 31, 2001, by and between Luxottica Group S.p.A. and Sunglass Hut International, Inc.

    (d)(2) Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp. and Sunglass Hut International, Inc.

    (d)(3) Consulting, Nondisclosure and Noncompetition Agreement, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Sunglass Hut International, Inc. and James N. Hauslein.

    (d)(4) Schedule 13D dated as of April 19, 2000 of Leonardo Del Vecchio and La Leonardo Finanziaria S.r.l. filed with the SEC on March 5, 2001.

    (e)    Not applicable.

    (f)     Not applicable.

    (g)    None.

    (h)    None.

------------------------

*   Included in mailing to shareholders.

ITEM 13. INFORMATION REQUIRED BY SECTION 13E-3.

    Not Applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       LUXOTTICA GROUP S.P.A.

                                                       By:  /s/ LEONARDO DEL VECCHIO
                                                            -----------------------------------------
                                                            Leonardo Del Vecchio
                                                            Title: Chairman of the Board of Directors
                                                            Dated: March 5, 2001

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       SHADE ACQUISITION CORP.

                                                       By:  /s/ ROBERTO CHEMELLO
                                                            -----------------------------------------
                                                            Roberto Chemello
                                                            Title: Chief Executive Officer and
                                                            Director
                                                            Dated: March 5, 2001

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       LUXOTTICA S.P.A.

                                                       By:  /s/ ROBERTO CHEMELLO
                                                            -----------------------------------------
                                                            Roberto Chemello
                                                            Title: Chief Executive Officer
                                                            Dated: March 5, 2001

                                 EXHIBIT INDEX

EXHIBIT NO.             EXHIBIT NAME
-----------             ------------
  (a)(1)                Offer to Purchase dated March 5, 2001.*

  (a)(2)                Form of Letter of Transmittal.*

  (a)(3)                Form of Notice of Guaranteed Delivery.*

  (a)(4)                Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

  (a)(5)                Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

  (a)(6)                Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.*

  (a)(7)                Joint Press Release issued by Luxottica Group S.p.A. and
                        Sunglass Hut International, Inc. on February 22, 2001,
                        incorporated herein by reference to the Schedule TO filed by
                        Luxottica Group S.p.A. and Shade Acquisition Corp. on
                        February 22, 2001.

  (a)(8)                Form of Summary Advertisement.

  (b)                   Not applicable.

  (c)                   Not applicable.

  (d)(1)                Confidentiality Agreement, dated as of January 31, 2001, by and between Luxottica Group S.p.A. and Sunglass Hut
                        International, Inc.

  (d)(2)                Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp.
                        and Sunglass Hut International, Inc.

  (d)(3)                Consulting, Nondisclosure and Noncompetition Agreement,
                        dated as of February 22, 2001, by and among Luxottica Group
                        S.p.A., Sunglass Hut International, Inc. and James N.
                        Hauslein.

  (d)(4)                Schedule 13D dated as of April 19, 2000 of
                        Leonardo Del Vecchio and Leonardo Finanziaria S.r.l. filed with the SEC on March 5, 2001.

  (e)                   Not applicable.

  (f)                   Not applicable.

  (g)                   None.

  (h)                   None.

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*   Included in mailing to shareholders.